Exhibit 4.5 Notice to Holders dated November 10, 1999

Designs, Inc.

                                  DESIGNS, INC.
                           Notice to Holders of Rights
                                November 10, 1999

Please be advised that on October 11, 1999, the Board of Directors of Designs, Inc. (the "Company") acted to terminate the Shareholder Rights Agreement dated as of May 1, 1995, as amended, between the Company and its rights agent (the "Agreement"). In connection therewith, the Company will redeem all issued and outstanding Rights owned by the Company's stockholders of the close of business on Wednesday, November 10, 1999 (the "Redemption Record Date"). As you may know, the Rights trade one for one with the shares of the Company's Common Stock and the number of Rights you own is equal to the number of shares of Common Stock you own. Following the Redemption Record Date, the Rights will terminate and be of no further effect, except that stockholders will be entitled to receive $0.01 per Right owned as of the Redemption Record Date (the "Redemption Price"). The Company anticipates that holders of Rights as of the close of business on the Redemption Record Date will be paid the Redemption Price in cash on or about Monday, November 15, 1999.

If you have any questions concerning the Company's redemption of the Rights or the termination of the Agreement, please contact the Company's transfer agent, Boston Equiserve, by calling (781) 575-3400.


Designs, Inc.
Corporate Headquarters
66 B Street, Needham, MA 02194   (617)444-7222 Fax (617) 444-8999